August 8, 2006
Mr. Michael Fay
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	SIFCO Industries, Inc.
File No. 001-05978
Form 10-K: For the Fiscal Year Ended September 30, 2005
Form 8-K: May 10, 2006
Dear Mr. Fay:
This letter is written in response to the Staff’s letter to SIFCO Industries, Inc. dated July 26, 2006. In response to the Staff’s comments, SIFCO responds as follows:
Form 10-K: For the Fiscal Year Ended September 30, 2005 — with respect to prior comments 1, 2, 6 and 7 contained in the Staff’s letter dated July 11, 2006, SIFCO confirms that, as outlined in SIFCO’s initial response letter dated July 19, 2006, it concurs with the Staff’s recommendations.
At the Staff’s request, SIFCO (“Company”) makes the following statements acknowledging its understanding that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
SIFCO will be pleased to discuss these matters further with you, and to provide additional information in response to specific questions that may arise upon the Staff’s review of this response. If you have any questions regarding this response, please feel free to contact me directly at (216) 432-6278 at your convenience.
Sincerely,
/s/ Frank A. Cappello
Frank A. Cappello
Vice President — Finance
and Chief Financial Officer

Cc:	K. Schaffner (Grant Thornton)
A. Reitman (SIFCO Audit Committee)
D. Berick (SS&D)